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                             December 8, 2023

       Wei Kwang Ng
       Chief Executive Officer
       Plutonian Acquisition Corp.
       1441 Broadway 3rd, 5th & 6th Floors
       New York , NY 10018

                                                        Re: Plutonian
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-41554

       Dear Wei Kwang Ng:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       General

   1. Reference is made to risk factor disclosures within your definitive proxy statement filed on July 25, 2023, where
you acknowledge foreign ties and discuss the impact of them on your ability to
complete your initial business combination. Please revise future periodic filings to include the
same disclosure.



               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.
 Wei Kwang Ng
Plutonian Acquisition Corp.
December 8, 2023
Page 2

FirstName LastName Wei Kwang Ng            Sincerely,
Comapany NamePlutonian Acquisition Corp.
                                           Division of Corporation Finance
December 8, 2023 Page 2                    Office of Real Estate & Construction
FirstName LastName